Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
IAA, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-232497) on Form S-8 of IAA, Inc. of our report dated February 22, 2021, with respect to the consolidated balance sheets of IAA, Inc. as of December 27, 2020 and December 29, 2019, the related consolidated statements of income, comprehensive income, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 27, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 27, 2020, which report appears in the December 27, 2020 annual report on Form 10-K of IAA, Inc. Our report refers to a change in the method of accounting for leases effective December 31, 2018 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Chicago, Illinois
February 22, 2021